UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR (13)(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TOURMALINE BIO, INC.

(Name of Subject Company (Issuer))

TORINO MERGER SUB INC.

(Offeror)
an indirect wholly owned subsidiary of

NOVARTIS AG

(Offeror)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

89157D105

(CUSIP Number of Class of Securities)

Karen L. Hale
Chief Legal and Compliance Officer
Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Joseph E. Gilligan

Mahvesh A. Qureshi

Gabrielle M. Witt

Jessica A. Bisignano
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, DC 20004-1109
+1 (202) 637-5600

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 29, 2025 (as it may be amended and supplemented from time to time, the “Schedule TO”) by (i) Torino Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novartis AG, a company limited by shares (Aktiengesellschaft) incorporated under the laws of Switzerland (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by Purchaser (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Tourmaline Bio, Inc., a Delaware corporation, at a price of $48.00 per Share, in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2025, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, as amended by this Amendment.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 11 — “The Merger Agreement” of the Offer to Purchase is hereby amended by adding the following sentence as the last sentence of the first paragraph under the section entitled “The Merger Agreement — Filings, Consents and Approvals” on page 51:

“Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on October 6, 2025 and the waiting period under the HSR Act expired on October 21, 2025, at 11:59 p.m., Eastern Time.”

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by deleting the second sentence of the first paragraph under the section entitled “— Antitrust Matters” on page 65 and replacing it with the following sentence:

“Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on October 6, 2025.”

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by deleting the second paragraph under the section entitled “— Antitrust Matters” on page 65 in its entirety and replacing it with the following paragraph:

“The waiting period under the HSR Act expired on October 21, 2025, at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that any waiting period (and extensions thereof), and any agreement between Parent, the Company or Purchaser and a governmental body, if agreed to by the other party in writing, not to consummate the Offer, applicable to the Offer under the HSR Act will have expired or been terminated, has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. See Section 15 — “Conditions to the Offer.””

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Press Release issued by Novartis AG, dated October 22, 2025.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Torino Merger Sub Inc.

By:	/s/ Jaime Huertas
Name:	Jaime Huertas
Title:	Secretary

Novartis AG

By:	/s/ Jonathan Emery
Name:	Jonathan Emery
Title:	Attorney-in-fact

By:	/s/ Ram Narayan
Name:	Ram Narayan
Title:	Attorney-in-fact

Date: October 22, 2025